Exhibit 99.5

ARRIS RESOURCES INC.

1250 West Hastings Street, Vancouver, BC V6E 2V4

Phone:  604-687-0879 Fax: 604-408-9301

April 18, 2008

VIA SEDAR

B.C. Securities Commission

9th Floor – 701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE: ARRIS RESOURCES INC.

As per National Instrument 54-101 requirements, we advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

Issuer:	ARRIS RESOURCES INC.
ISIN:	CA04270G2080
Meeting Date:	June 17, 2008
Record Date for Notice:	May 13, 2008
Record Date for Voting:	May 13, 2008
Beneficial Ownership Determination Date:	May 13, 2007
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Routine
OBO Distribution Payment:	Issuer will not pay for OBO’s
Material Distributed to:	All Holders
Meeting Location:	Vancouver, British Columbia

Yours truly,

ARRIS RESOURCES INC.

(signed) "Curt Huber"

Curt Huber
Director

cc: Alberta Securities Commission	cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission	cc: Quebec Securities Commission
cc: New Brunswick Securities Commission	cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission	cc: Registrar of Securities - NT
cc: Nova Scotia Securities Commission	cc: Registrar of Securities - YT
cc: Ontario Securities Commission	cc: Nunavut Securities Commission